K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 27, 2015

VIA EDGAR

Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares Bosera MSCI China A Share ETF and KraneShares E Fund China Commercial Paper Hedged ETF

(File Nos. 333-180870 and 811-22698)

Dear Ms. White:

On May 29, 2015, KraneShares Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment nos. 95 and 96 to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) registering, respectively, shares of the KraneShares Bosera MSCI China A Share ETF (accession number 0001144204-15-034536) and KraneShares E Fund China Commercial Paper Hedged ETF (accession number 0001144204-15-034543) (the “Funds”), each a series of the Trust.

Via telephone on June 29, 2015, you provided comments on the Registration Statement. Following below are those comments and the Registrant’s responses to them. Defined terms used below have the same meanings as in the Registration Statement unless otherwise indicated. Any changes to a Fund’s prospectus and statement of additional information, as described below, will be filed in a Post-Effective Amendment.

GENERALLY

1. Discuss, supplementally, how the Funds will be assured that their shares trade at premiums or discounts that are within the range required by the Trust’s order for exemptive relief to operate its series as exchange-traded funds (“Order”).1

RESPONSE: The Order, including the application for it, does not require the Funds’ shares to trade within a specific range. Rather, the application states,

The pricing of [fund shares] by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by Prior ETFs [as defined for the Order], whose individual securities all trade in the secondary market. Applicants have been informed that Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the Funds will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that [their shares] similarly do not trade at a material premium or discount in relation to NAV.

1 See Investment Company Act Release Nos. 30425 (March 14, 2013) (notice) and 30452 (April 8, 2013) (order) (file number 812-13989).

As indicated by this statement in the application for the Order, Registrant believes that the transparency and public disclosures that will be made by the Funds pursuant to the Order will provide opportunities for Authorized Participants to engage in arbitrage activity that will cause the Funds’ shares not to trade at material premiums or discounts in relation to their net asset values. Further, the types of investments that the Funds will hold will facilitate such arbitrage activity.

KraneShares Bosera MSCI China A Share ETF

2. Please update the figures contained in the Registration Statement to be as of the time periods required by Form N-1A.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

PROSPECTUS

Fees and Expenses of the Fund

3. Footnote 2 to the Annual Fund Operating Expenses table, which relates to the Fund’s Rule 12b-1 plan, goes beyond the scope of disclosure permitted by Form N-1A. Please remove the footnote.

RESPONSE: The Registrant believes that omitting the footnote may make the disclosure materially misleading. Accordingly, the Registrant respectfully declines to make the requested change.

4. Footnote 3 to the Annual Fund Operating Expenses table provides that “Other Expenses” are based on estimated amounts for the fiscal year. If the Fund is no longer a “New Fund,” as that term is defined in Form N-1A, remove the footnote and provide the expense information for the most recent fiscal year.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

5. If the Fund is no longer a “New Fund,” as that term is defined in Form N-1A, revise the Expense Example to include the five- and ten-year examples.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

Principal Risks

6. Consider whether “New Adviser Risk” still applies to the Fund. If not, please delete the relevant disclosure.

RESPONSE: The Registrant has retained the disclosure.

Performance Information

7. If the Fund has had at least one year of calendar performance, include the performance information for the Fund.

RESPONSE: The Fund commenced operations on March 5, 2014 and does not yet have a full calendar year of performance.

Investment Co-Adviser

8. We note that the assets under management of the investment Co-Adviser has been omitted. If the Fund intends to disclose the Co-Adviser’s assets under management, please revise the disclosure to include the number.

RESPONSE: The Registrant has revised the disclosure to include the Co-Adviser’s assets under management.

KraneShares E Fund China Commercial Paper Hedged ETF

9. Disclose, where appropriate, the date on which the Fund commenced operations.

RESPONSE: The Fund has not yet commenced operations.

PROSPECTUS

Fees and Expenses of the Fund

10. Footnote 2 to the Annual Fund Operating Expenses table, which relates to the Fund’s Rule 12b-1 plan, goes beyond the scope of disclosure permitted by Form N-1A. Please remove the footnote.

RESPONSE: The Registrant believes that omitting the footnote may make the disclosure materially misleading. Accordingly, the Registrant respectfully declines to make the requested change.

11. Footnote 3 to the Fee Table uses the defined term “Krane.” Please define such term at its first use.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

Portfolio Turnover

12. If the Fund has commenced operations, please disclose the Fund’s portfolio turnover rate.

RESPONSE: The Fund has not yet commenced operations.

Principal Investment Strategies of the Fund

13. We note that the Fund’s 80% policy states that “[u]nder normal circumstances, the Fund will invest at least 80% of its total assets in securities of the Underlying Index…” Please confirm whether the 80% policy should refer to the Fund’s total assets or its net assets.

RESPONSE: The Registrant confirms that the disclosure accurately reflects the Fund’s 80% policy. Pursuant to the Order, including the application for it, the Fund “will invest at least 80% of total assets in [component securities of an Underlying Index]. . . .” (emphasis added).

14. The third paragraph provides that the “Underlying Index is designed to have higher returns than an equivalent index that does not hedge against a weakening of the RMB relative to the U.S. dollar.” Confirm, supplementally, that the disclosure accurately reflects the impact of the hedging mechanism contained in the Underlying Index.

RESPONSE: The Registrant confirms that the disclosure is accurate. Ordinarily, the value of a fund’s foreign investments will decrease if the foreign currency in which the investment is denominated decreases in value relative to the U.S. dollar. The hedging mechanism contained in the Underlying Index, however, is meant to hedge against decreases in the RMB. The Registrant has also revised the disclosure to include the effects of a strengthening of the RMB relative to the U.S. dollar on the performance of the Underlying Index.

15. Confirm, supplementally, that the Fund’s investments in forward currency contracts and futures contracts will be limited to 20% of the Fund’s assets.

RESPONSE: Registrant confirms that the market value of the Fund’s investments in forward currency contracts and futures contracts will not exceed 20% of its total assets.

16. Consider whether it is appropriate to provide additional financial information about the Underlying Fund. For a discussion of these matters, please see SEC Division of Investment Management Guidance Update No. 2014-11.

RESPONSE: Once the Fund is operating, the Registrant intends to provide financial statements that incorporate the Underlying Fund’s financial statements.

17. Explain, supplementally, the reasons why the Fund converted to an ETF-of-ETFs.

RESPONSE: The Fund converted to an ETF-of-ETFs structure to enhance its operational efficiency.

18. We note that the name of Underlying Index is the “CSI Diversified High Grade CP USD Hedged Index,” but that the Fund is non-diversified. In light of the “Diversified” nature of the Underlying Index, explain supplementally how the Fund is non-diversified.

RESPONSE: The Registrant is non-diversified pursuant to Section 5(b)(2) of the Investment Company Act of 1940, as amended (“1940 Act”). The Underlying Index is a product of a Chinese index provider. The Underlying Index is labeled “diversified” pursuant to applicable Chinese guidelines, which are not related to the diversification standard established by the 1940 Act for registered investment companies.

Principal Risks

19. Add “Authorized Participants Concentration Risk” as a principal risk for the Fund.

RESPONSE: The Registrant has made the requested change.

20. We note that “Investment in Investment Companies Risk” provides, in relevant part, that Krane and E Fund “are subject to conflicts of interest in allocating Fund assets to investment companies that are sponsored by them to the extent they are paid a management fee both by the Fund and such investment companies.” Consider whether this conflict of interest is a principal risk of the Fund in light of the Expense Limitation Agreement, which requires Krane to waive its management fee in an amount equal to any Acquired Fund Fees and Expenses incurred by the Fund from its investments in the Underlying Fund.

RESPONSE: The Registrant has revised the principal risks disclosure to remove the conflict of interest.

21. Add “International Closed Market Trading Risk” as a principal risk for the Fund.

RESPONSE: The Registrant has made the requested change.

Management

22. If the Fund has commenced operations, please revise the statement regarding the availability of the discussion regarding the basis for approval of the Fund’s investment advisory agreement.

RESPONSE: The Fund has not yet commenced operations.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

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